UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For DECEMBER 05, 2006



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated December 05, 2006  -  Holding(s) in Company




               NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Bunzl plc


2. Name of shareholder having a major interest

Barclays PLC


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC through its subsidiary companies


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTERED HOLDER                           ACCOUNT        NO. OF
                                        DESIGNATION        SHARES

Bank of New York                                           24,998
BOISS Nominees Ltd                          4224361       393,003
Barclays Capital Nominees Ltd                             148,381
Barclays Capital Nominees Ltd                           1,434,248
Barclays Global Investors Canada                           26,844
Barclays Trust Co R69                                       8,089
Chase Nominees Ltd                            16376       180,918
Chase Nominees Ltd                            28270       120,326
Durlacher Nominees Ltd                                    104,878
Gerrard Nominees Ltd                         660302         2,333
Gerrard Nominees Ltd                         660632         1,555
Gerrard Nominees Ltd                         660758         5,055
Gerrard Nominees Ltd                         660851         9,333
Gerrard Nominees Ltd                         768557         5,000
Gerrard Nominees Ltd                         781271         2,722
Greig Middleton Nominees Limited (GM1)                      8,476
Investors Bank and Trust Co                             1,494,259
Investors Bank and Trust Co                             2,116,085
JP Morgan (BGI Custody)                       16331        84,374
JP Morgan (BGI Custody)                       16338        19,819
JP Morgan (BGI Custody)                       16341       192,984
JP Morgan (BGI Custody)                       16342        45,531
JP Morgan (BGI Custody)                       16400     2,710,085
JP Morgan (BGI Custody)                       18408        27,031
JP Morgan Chase Bank                                       11,519
JP Morgan Chase Bank                                       30,172
JP Morgan Chase Bank                                       23,368
JP Morgan Chase Bank                                      394,546
Mellon Trust - US Custodian                                12,423
Mitsui Asset                                                6,040
R C Greig nominees Limited                                228,311
R C Greig Nominees Ltd A/C                        GP1       7,339
R C Greig Nominees Ltd A/C                        SA1       4,275
R C Greig Nominees Ltd A/C                        AK1     144,119
R C Greig Nominees Ltd A/C                        BL1       4,848
R C Greig Nominees Ltd A/C                        CM1       2,873
State Street Boston                                       162,895
Trust & Custody Services Bank                               5,092

                                 TOTAL                 10,204,147


5. Number of shares / amount of stock acquired

n/a


6. Percentage of issued class

3.01%


7. Number of shares / amount of stock disposed

n/a


8. Percentage of issued class

n/a


9. Class of security

Ordinary Shares of 32 1/7p


10. Date of transaction

30 November 2006


11. Date company informed

04 December 2006


12. Total holding following this notification

10,204,147


13. Total percentage holding of issued class following this notification

3.01%


14. Any additional information

n/a


15. Name of contact and telephone number for queries

Debbie Walmsley - 020 7495 4950


16. Name and signature of authorised company official responsible for making this notification

P N Hussey, Company Secretary


Date of notification

05 December 2006


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  December 05, 2006                      By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer